Mail Stop 3561

January 30, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Charles Norman, Chief Executive Officer
Homeland Security Network, Inc.
2500 Legacy Drive, Suite 226
Frisco, Texas 75034

>   **Re: Homeland Security Network, Inc.**
>   **Form 10-KSB for the year ended December 31, 2005**
>   **Filed April 7, 2006**
>   **Form 10-QSB for the quarter ended June 30, 2006**
>   **Filed August 21, 2006**
>   **Form 10-QSB for the quarter ended September 30, 2006**
>   **Filed November 20, 2006**
>   **File No. 000-15216**

Dear Mr. Norman:

We have reviewed your response letter dated December 19, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the year ended December 31, 2005

General

1.   Please ensure that all comments have been addressed in full prior to submission
       with the SEC. We note several instances in your letter to us dated December 19,
       2006, where you indicate in your response that the information requested by us is
       "to be provided" or "management is researching and will provide a response…."
       Refer to your responses to prior comments eight, nine and twelve. Please note
       that we consider such responses to be non-responsive and unacceptable for review
       and therefore, reissue such comments in their entirety. Additionally, please
       ensure that all future response letters have been reviewed by your accountants
       prior to submission with the SEC.

Item 5. Market for Common Equity and Related Stockholder Matters, page 9
Information Relating to the Company's Voting Securities, page 9

2.   We note your response to our prior comment one and require further information.
       Please note that our original comment requested information on how you
       determined the fair value of each issuance of stock in 2005 and only noted the
       2,070,000 as an example. Please provide us with your fair value determinations
       for the remaining 62,590,259 shares issued throughout 2005.

Revenue Recognition and Deferred Revenue-GOS Tracking, page 10

3.   We note from your response to prior comment number twenty-three that the
       software is the most essential part of your product offering and without the
       software the GPS device will not work. You also disclose that as part of your
       product offering you provide data transmission services along with the software
       and GPS transmitter. In this regard, please clarify for us whether your
       arrangements require you to host the software or if the customer has an option to
       take delivery of the software for use on its own hardware. Refer to EITF No. 00-
       3. If your customers have the option to take delivery of the software, please
       explain how your revenue recognition policy complies with the guidance outlined
       in SOP NO. 97-2. Your response to us should specifically address how you
       established VSOE for the various elements contained with in the arrangement
       since it appears you recognize revenue on an upfront basis. However, if your
       arrangements specifically require you to host the software, then explain to us how
       your accounting treatment complies with the guidance under EITF No. 00-21.
       Given your revenue arrangement contains multiple deliverables and according to
       your revised disclosure in the Form 10-QSB for the quarter ended September 30,
       2006, you recognize income relating to the sale of your product offering for

everything except the annual monthly fee program for the web-based software and data transmission, please tell us how your revenue recognition policy complies with the guidance outlined in paragraph 9 of EITF No. 00-21. Specifically tell us how the delivered item(s) (e.g. radio transmitter) meet the criteria for separate unit of accounting. We may have further comment upon receipt of your response.

4.   We note your response to prior comment number twenty-four. Please revise your disclosure in future filings to clarify that you are not responsible for installation services.

Consolidated Statements of Operations, page 31

5.   With regard to your response to our prior comment five, please provide us with the amount of interest expense that should have been included within operating activities and the amounts related to the notes payable and other financing activities that should have been included in other expenses. Please revise your financial statements as necessary to reflect the proper presentation of these expenses, if material.

Notes to Audited Consolidated Financial Statements, page 34
Note 5. Background of Transaction and Change in Control and Acquisition by AAP, page 39

6.   We note from your response to our prior comment eight that the change of control transactions did not represent exchanges under common control. In this regard, please tell us the accounting literature upon which you relied for these transactions and fully describe the percentages of ownership between the parties before and after each transaction and the amounts of consideration exchanged.

Note 11. Capitalized Software Costs, page 42

7.   We note that you account for capitalized software costs under SFAS No. 86 and according to your response to our prior comment number eleven, amortization of capitalized software costs is classified in the income statement as depreciation and amortization. Please note that Question 17 of the FASB Staff Implementation Guide for applying SFAS No. 86 indicates that amortization expense of capitalized software be classified in a company's income statement as costs of sales or a similar expense category since the amortization relates to a software product that is marketed to others. In this regard, it appears that you have

inappropriately classified the amortization for capitalized software costs within your income statement. Please advise or revise your filing.

8.   If you do not believe that your software product and related capitalized software development costs are marketed to others under SFAS No. 86 but are for internal use and should be accounted for under SOP No. 98-1, explain why and revise your footnote accordingly. Your response to us should include how you considered the guidance under EITF No. 00-3. Please note that your application of EITF No. 00-3 should be consistent with that of the accounting treatment of your revenue recognition arrangements.

Note 15. Beneficial Conversion Transaction, page 45

9.   We note in your response to comment twelve and consider your response that you are currently reviewing your journal entries and accounting literature relied upon for the transaction with SANY non-responsive. Please provide this information in your next letter to us. Also, please explain to us the economic reasons for which SANY would be willing to accept the revised conversion terms of 1,000 shares per $1 of debt from 10,000 shares per $1 of debt. Please tell us whether any other form(s) of consideration or incentives were provided to SANY in exchange for the modified terms.

Note 16. Credit Union Participations, page 45

10.   As originally requested in our prior comment thirteen, please provide us with the impact on your finance receivables and amounts payable to credit unions on your balance sheet with regard to the releases of guarantees. Your response should explain to us the nature of the guaranteed participation agreements and why the credit unions would be willing to give the company a full release when amounts from the company are still owed to the credit unions. Clarify the company's role in the transactions (with regards to collection and servicing) given that amounts payable to credit unions is significantly higher that amount you expect to receive.

Form 10-QSB for the quarter ended June 30, 2006

Notes to Unaudited Consolidated Financial Statements, page 7
Note 16. Operating Leases, page 18

11.   In response to our prior comment twenty-seven, you indicate that the landlord provided an initial four month rent abatement for your new Richardson, Texas

executive office space. Please refer to FASB Technical bulletin 85-3 and demonstrate your compliance with this pronouncement.

Item 3. Controls and Procedures, page 27

12. Refer to Item 3 of Form 10-QSB and Item 308(c) of Regulation S-B and revise future filings appropriately.

Form 10-QSB/A for the quarter ended June 30, 2006

13. Please tell us the reason for this amended filing given that no explanatory note was included in the document. In your response, please be specific as to if any financial statement changes were made and if so, tell us the prior amount, the change, and the newly reported amount. Include page numbers and all applicable references as to changes in the amended report.

Form 10-QSB for the quarter ended September 30, 2006

Impairment of Assets

14. In light of the significant decrease in revenues, ongoing losses from operations and negative operating cash flows experienced by the Company during fiscal 2005 and for the nine months ended September 30, 2006, please explain to us in detail and discuss in MD&A, the basis for the Company's conclusion that its long-lived assets, specifically capitalized software which represent approximately 81% of total assets, are not impaired as of September 30, 2006. As part of your response and your revised disclosure, please explain the methods and assumptions used to evaluate long-lived assets for impairment and provide us and discuss the results of your most recent impairment analysis. We may have further comment upon receipt of your response.

Notes to Unaudited Consolidated Financial Statements, page 7
Note 11. Notes Payable, page 15

15. We note notes payable balances on page fifteen of the notes to the financial statements of $141,875, $212,150, $178.617, $13,167, and $27,000 that matured during the current year. Furthermore, we note several more expiring in January or February 2007. Please provide us with, and revise the liquidity section within MD&A in future filings to discuss the current status, including your progress with

renegotiations on such loans and management's plans to pay off the debt currently outstanding and as it becomes due.

Exhibits 31.1 and 31.2

16.   As requested in our prior comment eighteen, please revise your certification to follow the <u>exact</u> form prescribed in Item 601(b)(31) of Regulation S-B. Given that our letter was sent more than one month prior to your filing of the Form 10-QSB for the quarter ended September 30, 2006, we expect such changes to have been made. Please ensure that <u>all</u> future filings follow the proper wording as prescribed in Regulation S-B.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief